Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

We have an excess of fixed charges to earnings. The following table presents our historical excess of fixed charges and preferred stock dividends to earnings for the periods indicated.

	Successor(1)			Predecessor(1)
	Three Months Ended March 31, 2013	Period From February 25, through December 31, 2012	Period from February 25, through March 31, 2012	Period From January 1, through February 24, 2012	Year Ended December 31,
					2011	2010	2009	2008
Excess of fixed charges to earnings (loss) (2)	$(3,708)	$—	$(6,375)	$(16,050)	$(86,347)	$(52,871)	$(150,218)	$(82,117)
Excess of combined fixed charges and preferred stock dividends to earnings (loss) (1)	$(4,682)	$(2,097)	$(6,667)	N/A	N/A	N/A	N/A	N/A

(1)	Successor refers to William Lyon Homes and its consolidated subsidiaries on and after the Emergence Date, after giving effect to: (i) the cancellation of shares of our common stock issued prior to February 25, 2012; (ii) the issuance of shares of new common stock, and settlement of existing debt and other adjustments in accordance with the Prepackaged Joint Plan of Reorganization (the “Plan”); and (iii) the application of fresh start accounting. Predecessor refers to William Lyon Homes and its consolidated subsidiaries up to the Emergence Date. In relation to the adoption of fresh start accounting in conjunction with the confirmation of the Plan, the results of operations for 2012 separately present the period from January 1, 2012 through February 24, 2012 as the pre-emergence, predecessor entity and the periods from February 25, 2012 through March 31, 2012 and from February 25, 2012 through December 31, 2012 as the successor entity. As such, the application of fresh start accounting as described in Note 3 of the “Notes to Consolidated Financial Statements” is reflected in the period from February 25, 2012 through December 31, 2012 and not the period from January 1, 2012 through February 24, 2012. Certain statistics including (i) net new home orders, (ii) average number of sales locations, (iii) backlog, (iv) number of homes closed, (v) homes sales revenue and (vi) average sales price of homes closed are not affected by the fresh start accounting.
(2)	The term “fixed charges” means the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) portion of rent expense considered to be interest, and (d) preference security dividend requirements of consolidated subsidiaries. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities. The term “earnings” means the sum of (a) pre-tax income from continuing operations and (b) fixed charges.